Exhibit 99.45

Franco-Nevada	TSX:FNV
www.franco-nevada.com
Press Release

Franco-Nevada to acquire 22% gold stream on Taseko’s Prosperity Project

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-looking Information” at the end of this press release.

TORONTO, May 12, 2010 - Franco-Nevada Corporation (TSX:FNV) has agreed to acquire an amount of gold equal to 22% of the gold produced at the Prosperity copper-gold project in British Columbia from Taseko Mines Limited (TSX:TKO).  Franco-Nevada will provide a US$350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed and will grant Taseko two million of its 2017 warrants (TSX:FNV.WT.A), subject to TSX approval, with the first installment.  In addition Franco-Nevada will pay Taseko the lower of US$400 an ounce (subject to an adjustment for inflation) or the prevailing market price for each ounce of gold delivered.

Taseko plans to develop its 100% owned Prosperity Property in British Columbia into a large-scale, long-life open pit mine. Taseko operates the Gibraltar mine, Canada’s 2nd largest open pit copper mine, located 125 km northeast of Prosperity.   In November 2009 Taseko announced reserves for Prosperity of 7.7 million ounces of recoverable gold and 3.6 billion pounds of recoverable copper.  Taseko projects pre-production capital costs of C$815 million to construct a project capable of milling 70,000 tonnes per day and producing in the first five years an average of 300,000 ounces of gold and 130 million pounds of copper per year.  In January 2010, a provincial environmental assessment certificate was issued for Prosperity and the federal review process for the project is currently underway. Taseko expects a 2.5 year construction and commissioning period that would commence on receipt of the federal environmental authorization.  With this financing commitment, its cash on hand and operating cash flow from Gibraltar, Taseko will have Prosperity approximately 80% funded without any debt.   Additional details on the project are available from Taseko’s public disclosures on its website and SEDAR.

Franco-Nevada has substantial capital resources to support the development of the Prosperity project.  At March 31, 2010, Franco-Nevada held over US$650 million in working capital and marketable securities along with an available revolver of US$175 million.  Franco-Nevada has no debt or material capital needs and is generating strong cash flow from its existing portfolio of royalties.  “We are very pleased to partner with Taseko, a proven operator in the region”, commented David Harquail, President and CEO of Franco-Nevada. “The addition of a major new Canadian gold stream provides further growth to Franco-Nevada and adds a long life asset and potential cornerstone to our leading gold royalty portfolio.”

The above technical information about Taseko’s Prosperity Project has been extracted from the publicly filed information of Taseko and was summarized for this news release by Scott Jones, P.Eng, a Taseko executive,  who is the Qualified Person for purposes hereof and is responsible for such summary.

Management will review the transaction during its previously scheduled Analyst Day Call on May 13, 2010.  The call will commence at 3.00pm Toronto time (earlier than the originally scheduled 4:30pm Toronto time) to allow time to discuss the Prosperity transaction and to review financial performance and provide further details on the Company’s royalty portfolio. The session will be held in Salon 2 on the 19th floor of The Fairmont Royal York Hotel, 100 Front Street West, Toronto. Analysts and interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Franco-Nevada Corporation Analyst Working Session

•                  Conference Call Replay: A recording will be available until May 20, 2010 at the following numbers:

•      Local: 416-849-0833; Toll-Free: 800-642-1687; Pass code: 59480654

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com

•                  Slides: Presentation slides will be posted at www.franco-nevada.com prior to the call

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies including its expectations of the timing and benefits of this transaction. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: permitting approvals, available financing and a decision by Taseko to proceed with construction and development of the Prosperity project, timing of such approvals or decisions ,construction and operating risks related to the Prosperity project, fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian dollar, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&A found on the Company’s website and on SEDAR. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6305